Exhibit a(1)(H)

FOR IMMEDIATE RELEASE

Savient Pharmaceuticals Announces Preliminary Results of
“Modified Dutch Auction” Tender Offer

EAST BRUNSWICK, N.J. (September 12, 2006)– Savient Pharmaceuticals, Inc. (NASDAQ: SVNT) announced today preliminary results of its “modified Dutch Auction” tender offer, which expired at 9:00 a.m. New York City time today. In the tender offer, Savient had offered to purchase for cash up to 10 million shares of its common stock at a price not greater than $6.80 or less than $5.80 per share.

In accordance with the terms and conditions of the tender offer, Savient expects to accept for purchase 10,000,000 shares of its common stock, or 16.2% of its currently outstanding shares, at a cost per share of $6.80, for a total cost (not including transaction expenses) of $68 million. Savient has been informed by American Stock Transfer and Trust Company, which is the depositary for the tender offer, that the preliminary proration factor for the tender offer is approximately 79%. A preliminary count by American Stock Transfer & Trust Company indicates that 12,682,159 shares of common stock, including 4,363,393 shares that were tendered through notice of guaranteed delivery, were validly tendered and not validly withdrawn at prices at or below the $6.80 per share purchase price.

The number of shares to be purchased, the price per share and the proration factor are preliminary and subject to verification by the depository. The actual number of shares purchased, the tender offer price per share and the proration factor will be announced upon verification, and payment will occur promptly thereafter. Following completion of the repurchase, Savient expects to have approximately 51,906,357 shares of common stock outstanding.

Christopher Clement, president and chief executive officer of Savient, said, “We are pleased to offer our shareholders this liquidity opportunity owing to the sale of our Rosemont Pharmaceuticals subsidiary last month. We also believe that through this repurchase we have made a sound investment that underscores our confidence in Savient’s future prospects.”

The Dealer Manager for the tender offer is Citigroup Global Markets Inc. The Information Agent for the tender offer is MacKenzie Partners, Inc.

About Savient Pharmaceuticals, Inc.

Savient Pharmaceuticals is a specialty pharmaceutical company engaged in developing, manufacturing and marketing pharmaceutical products that address unmet medical needs in both niche and broader markets. The Company's lead product development candidate, Puricase® (PEG-uricase) for treatment failure gout, has reported positive Phase 1 and 2 clinical data; patient dosing in Phase 3 clinical studies began in June 2006. Savient's experienced management team is committed to advancing its pipeline and expanding its product portfolio by in-licensing late-stage compounds and exploring co-promotion and co-development opportunities that fit the Company’s expertise in specialty pharmaceuticals and initial focus in rheumatology. Savient also markets Oxandrin® (oxandrolone, USP) in the U.S. Puricase is a registered trademark of Mountain View Pharmaceuticals, Inc. Further information on Savient can be accessed by visiting: www.savientpharma.com.

FORWARD-LOOKING LANGUAGE

This news release contains forward-looking statements that are subject to certain risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in such statements. These risks, trends and uncertainties are in some instances beyond the Savient’s control.

Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “will” and other similar expressions help identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve substantial risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Savient's business and the biopharmaceutical and specialty pharmaceutical industries in which Savient operates. Such risks and uncertainties include, but are not limited to, Savient’s stock price and market conditions, delay or failure in developing Puricase (PEG-uricase) and other product candidates, difficulties of expanding Savient’s product portfolio through in-licensing, introduction of generic competition for Oxandrin, fluctuations in buying patterns of wholesalers, potential future returns of Oxandrin or other products, Savient’s continuing to incur substantial net losses for the foreseeable future, difficulties in obtaining financing, potential development of alternative technologies or more effective products by competitors, reliance on third-parties to manufacture, market and distribute many of Savient's products, economic, political and other risks associated with foreign operations, risks of maintaining protection for Savient's intellectual property, risks of an adverse determination in ongoing or future intellectual property litigation, and risks associated with stringent government regulation of the pharmaceutical industry.

These risks and uncertainties include risks related to Savient's businesses as well as the factors relating to the tender offer discussed in the Offer to Purchase. Savient may not actually achieve the plans, intentions or expectations disclosed in Savient’s forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that Savient makes. Stockholders should not place undue reliance on the forward-looking statements, which speak only as to the date of this press release. Savient’s forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that Savient may make. Except as required by law, Savient does not assume any obligation to update any forward-looking statements.

Company Contact:	Contacts:
Jack Domeischel	Lippert/Heilshorn & Associates
Vice President	Kim Sutton Golodetz
Investor Relations, Corporate Communications	kgolodetz@lhai.com
(732) 565-4716	Anne Marie Fields
jdomeischel@savientpharma.com	afields@lhai.com
(212) 838-3777

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